UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

HTG Molecular Diagnostics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

40434H 104
(CUSIP Number)

May 11, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40434H 104	13G	Page 2 of 5 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Merck Capital Ventures, LLC 22-3783019
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a) ☐
		(b) ☐
3.		SEC USE ONLY:
4.		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	5.	SOLE VOTING POWER: 785,140
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER: 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER: 785,140
PERSON WITH	8.	SHARED DISPOSITIVE POWER: 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 785,140
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 11.6%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Page 3 of 5 Pages

Item 1.(a)    Name of Issuer:

HTG Molecular Diagnostics, Inc.

Item 1.(b)    Address of Issuer's Principal Executive Offices:

3430 E. Global Loop
Tucson, Arizona 85706

Item 2.    (a)    Name of Person Filing:

Merck Capital Ventures, LLC

Item 2.    (b)    Address of Principal Business Office or, if None, Residence:

Merck Capital Ventures, LLC
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

Item 2.    (c)    Citizenship

Delaware

Item 2.    (d)    Title of Class of Securities

Common Stock, par value $0.001 per share.

Item 2.    (e)    CUSIP Number.

40434H 104

Item 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(c).

Page 4 of 5 Pages

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:     785,140

(b)Percent of class:    11.6%

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:    785,140

(ii)    Shared power to vote or to direct the vote: ________

(iii)     Sole power to dispose or to direct the disposition of:    785,140

(iv)     Shared power to dispose or to direct the disposition of:    ________

Item 5.     Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.     Identification and Classification of Members of the Group

Not Applicable.

Item 9.     Notice of Dissolution of Group

Not Applicable.

Page 5 of 5 Pages

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2015

Merck Capital Ventures, LLC

By:	/s/ Katie Fedosz
Name: Katie Fedosz
Title: Assistant Secretary